UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 2, 2002

OPTIBASE LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Herzliya, Israel
(Jurisdiction of incorporation or organization)

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....x........... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....x.......................

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Special Meeting of Shareholders to be held January 31, 2002, with proxy.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 31, 2001.

OPTIBASE LIMITED

By: ______________________

Zvi Halperin,
Chief Executive Officer

OPTIBASE LTD.

7 Shenkar St. Hertzelia
972-9-970-9200

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on January 31, 2002

TO THE SHAREHOLDERS OF OPTIBASE LTD. :

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Optibase Ltd., a company formed under the laws of the State of Israel (the "Company"), will be held on January 31, 2002 at 10:00 a.m., Israel Time, at the offices of the Company, which are located at 7 Shenkar St., Herzliya, Israel, for the following purposes:

1. to amend the Company's Articles of Association ("Articles") and to replace Section 2 of the Company's Memorandum of Association ("Memorandum");

2. to elect External Directors to serve for a period of three years;

3. to approve the termination agreement between the Company and Mr. Ran Eisenberg (the "Termination Agreement"), the former Chairman of the Board and Chief Executive Officer of the Company;

4. to transact such other business as may properly come before the Special Meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only shareholders who held shares at the close of business on the December 24, 2001 (the "Record Date") are entitled to notice of and to vote at the meeting and any adjournments thereof. The vote required to approve the resolutions to be presented is set forth on page 2 of the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

Tom Wyler,
Chairman of the Board of Directors

Herzliya, Israel
December 28, 2001

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

OPTIBASE LTD.

7 Shenkar St. Hertzelia
972-9-970-9200

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

To be held on January 31, 2002

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Optibase Ltd. (the "Company") for use at the Company's Special Meeting of shareholders (the "Special Meeting") to be held on January 31, 2002 at 10:00 a.m., Israel Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. The Special Meeting will be held at the offices of the Company, which are located at 7 Shenkar St., Herzliya, Israel. The telephone number at that address is 972-9-970-9200.

This Proxy Statement and the enclosed form of proxy were mailed on or about December 28, 2001 to all shareholders entitled to vote at the Special Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company's Ordinary Shares, NIS 0.13 nominal value per share (the "Ordinary Shares"), at the close of business on December 24, 2001 (the "Record Date") are entitled to notice of, and to vote at, the Special Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Special Meeting.

As of the Record Date, 12,346,207 Ordinary Shares were issued, outstanding and entitled to vote at the Special Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company, at the address set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company's Articles, the presence, of at least two members present in person or by proxy holding or representing at least one third of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Special Meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the board of directors in notice to the shareholders. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum.

The affirmative vote of the holders of 75% or more of the voting power represented at the Special Meeting in person or by proxy and voting thereon (the "Special Majority") is necessary in order to pass the resolution proposed in proposal one (1), relating to the amendment of the Company's Articles (the "resolution"), provided that one of the following conditions is met:

a) the Special Majority includes at least one third of the votes of shareholders who are present at the meeting and do not have a "personal interest"[1] in the resolution (in counting the votes of such shareholders, abstained votes will not be considered);

b) the total number of votes against the proposal submitted by the shareholders mentioned in clause a) above, does not exceed 1% of the entire voting power of the Company.

A shareholder participating in a Special Meeting shall advise the Company, prior to exercising his voting right at the Special Meeting with respect to proposal one (1), whether or not such shareholder has a "personal interest" in the subject matter of such proposal.

The affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon (the "Majority") is necessary in order to pass the resolution proposed in proposal two (2), relating to the election of the External Directors, provided that one of the following conditions is met:

a) the Majority includes at least one third of the votes of shareholders who are present at the voting and who are not acting on behalf of "controlling" shareholders (in counting the votes of such shareholders, abstained votes will not be considered);

---

1 The term "personal interest" is defined in the Companies Law as: "a personal interest of a person in an action or a transaction of a company, including a personal interest of his relative and other corporation in which he or his relative are interested parties, except for personal interest rising from the holding of shares of the company by itself. The term "interested party" is defined in the Companies Law as: "a substantive shareholder, one who has the power to elect one or more directors or the general manger and one who serves as a director or a general manager in the company". The term "substantive shareholder" is defined in the Companies Law as: "one who holds five percent or more of the issued capital of the company or the voting powers in the company".

b) the total number of votes against the proposal submitted by the shareholders mentioned in clause a) above, does not exceed 1% of the entire voting power of the Company.

The affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon is necessary in order to pass the resolution proposed in proposal three (3) relating to the termination and consulting agreements between Mr. Eisenberg and the Company.

Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Special Meeting. Solicitation of proxies may be made by Directors, officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

PROPOSAL ONE

AMENDMENT OF THE COMPANY'S ARTICLES AND REPLACEMENT OF SECTION 2 OF THE COMPANY'S MEMORANDUM OF ASSOCIATION

Background

The shareholders are being requested to approve certain amendments to the Company's Articles and accordingly, it is proposed to replace Section 2 of the Memorandum, which describes the objects of the Company. The proposed Articles are presented on the Company's web site, www.optibase.co.il.. The Board is recommending such amendments principally to conform the Articles with the provisions of the Israeli Companies Law, 5759-1999 (the "Companies Law"), which became effective on February 1, 2000.

A summary description of some of the proposed amendments to the Articles is set forth below. The description includes a brief comparison of certain provisions of the proposed Articles and the provisions of Articles of the Company which were approved in March 1999 (the "1999 Articles"). At the September 20, 2000, General Meeting of the Company's shareholders, the Board proposed to replace the 1999 Articles with articles which had been revised to reflect changes in the Companies Law, and at the time it appeared that such proposal was approved by the General Meeting. However, it was subsequently determined that a calculation error had occurred, and that the requisite vote for approval (75% of the voting shareholders) had not been obtained. The description provided below is not intended to be more than a summary of some provisions of the proposed Articles as compared to the provisions of the 1999 Articles; it does not purport to be complete, and is qualified in its entirety by reference to the full text of the proposed Articles which is presented on the Company's web site, www.optibase.co.il..

General Amendments and Changes in Terminology

The Companies Law uses certain terminology that is different from the terminology used by the previous statute, the Companies Ordinance 1983 (the "Ordinance"). Accordingly, the Company proposes to make changes to some of the terminology used in the 1999 Articles, including the following: (i) all references in the 1999 Articles to the term "Members" in the context of shareholders of the Company will be replaced in the proposed Articles with references to "Shareholders"; (ii) all references in the 1999 Articles to the Ordinance are replaced by references to the Companies Law; (iii) the Companies Law no longer requires a "Special Resolution" (75% of shares present and voting) in connection with certain corporate actions, such as an increase in the authorized share capital, a modification of share rights, a cancellation of share capital, or the conversion of share capital into stock; thus all references to "Special Resolutions" will be eliminated and replaced by references to resolutions adopted by "ordinary majority," namely, the approval by holders of only a majority of the shares voting and present at a meeting of shareholders; in the few instances where more than an "ordinary majority" is required, the proposed Articles use the defined term "special majority"; and (iv) to conform with the term used by the Companies Law, all references in the 1999 Articles to the term "Extraordinary General Meeting" will be replaced with references to "special meeting."

Amendments of the Articles

The Ordinance mandated that any amendment to a company's articles must be adopted by a Special Resolution. Under the Companies Law, a company may amend its articles by the affirmative vote of holders of a majority of the shares present and voting at the general meeting of shareholders or by a different threshold if so provided by the company's articles. Article 1.3 of the proposed Articles provides that the Company's Articles may be amended with the approval of holders of a majority of shares voting and present at a meeting of shareholders if the amendment is recommended by the Board, and in any other case, by a resolution approved by holders of more than 75% of the votes cast at the General Meeting.

Company's Purpose

Under the Companies Law a company may decide to grant reasonable donations for any proper charitable cause, even if the basis for any such donation is not dependent upon business considerations. The Company will act pursuant to business considerations to make profits; however, in light of this provision, the Company may contribute a reasonable amount for an appropriate cause, even if the contribution is not within the framework of the Company's business considerations.

Company's Objects

Under the Companies Law, a company's purpose may be to engage in any lawful business. In light of this provision the Company decided to amend its Articles by stating that the Company's object is to engage in any lawful business.

Repurchase of Shares

Prior to the adoption of the Companies Law, a company incorporated in Israel was generally prohibited from repurchasing its own shares. In contrast, the Companies Law permits companies under certain circumstances and subject to certain limitations to repurchase their own shares. Consistent with such change, the Company may at any time, and from time to time, subject to the Companies Law, purchase or finance the purchase of any shares or other securities issued by the Company in such manner and under such terms as the Board shall determine, whether from one or more shareholders. Such purchase shall not be deemed as payment of dividends, and no shareholder will have the right to require the Company to purchase its shares or offer to purchase shares from any other shareholders.

Record Date for Notices of General Meeting

Under the provisions of the 1999 Articles, the Board was permitted to fix a record date for the purpose of a shareholder vote between ten to twenty-four days before the date of the meeting. Under the Companies Law, for the purpose of a shareholder vote, the record date may be set at a date which is between four and forty days (for companies whose shares are traded outside of Israel) before the date of the meeting. Consistent with such change, Article 17.1 of the proposed Articles provides that the Board may fix a record date for a shareholder vote which shall not be more than forty nor less than four days before the date of such meeting (or any longer or shorter period permitted by law).

Notice of General Meetings; Omission to Give Notice

The Companies Law provides that a company whose shares are traded on an exchange must provide notice of a General Meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company's articles provide that a notice need not be sent. Under the 1999 Articles, notice of General Meetings was generally provided at least seven days in advance of the meeting, except for General Meetings where "Special Resolutions" were proposed, for which advance notice of twenty-one days was required. Consistent with the provisions of the Companies Law, Article 15.4.1 of the proposed Articles provides that notice of a General Meeting must be sent at least twenty-one days prior to the meeting .In addition, Article 18.10 of the proposed Articles provides that a defect in convening or conducting the General Meeting, including a defect deriving from the non-fulfillment of any provision or condition laid down in the Companies Law or the Company's Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions which took place at such meeting.

Adoption of Resolutions at General Meetings

The 1999 Articles provided that questions submitted for approval at a General Meeting shall be decided by a show of hands, but if a poll (or ballot vote) is requested by the chairman or by at least two members holding at least one-twentieth of the issued share capital of the Company, then the votes will be counted by a poll. Consistent with the provisions of the Companies Law applicable to public companies, Article 18.2.1 of the proposed Articles cancels the option of voting by show of hands and provides for a written ballot only. In addition, Article 18.2.2 provides, in accordance with the provisions of the Companies Law, that the declaration of the chairman of the meeting as to the results of a vote shall not be considered conclusive, but rather shall constitute prima facie evidence of the results of the vote.

Voting Power

The definition of "Shareholder" under the Companies Law includes, in addition to record shareholders, beneficial shareholders whose shares are held through an "exchange member" and held of record by a "nominee company" as such terms are defined under the Companies Law. Article 1.1 of the proposed Articles conforms to the new definition in the Companies Law by recognizing such beneficial shareholders.

Alternate Directors

Under the Companies Law, an existing member of the board (either as an alternate director or as a director) cannot be appointed as an alternate director. Accordingly, Article 22.5 of the proposed Articles provides that a person who is already holding office as a director shall not hold office as an alternative director. Furthermore, an alternate is required to be approved by at least a majority of the Company's directors.

Meetings of the Board

Consistent with the provision of the Companies Law, Article 23.2.4 of the proposed Articles provides that no director present at the commencement of a meeting of the Board shall be entitled to seek the revocation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

Chairman of the Board

The Companies Law provides that in connection with a meeting of the Board of Directors, the chairman of the board of directors of a company shall have a casting vote in the event of a tie, unless the company's Articles provides otherwise. Article 25.2 of the proposed Articles provides that the chairman of the Board shall not have an additional vote.

Powers of Chief Executive Officer

The Companies Law provides that transactions between a company and its "office holders" (*i.e.*, directors, general manager and officers reporting directly to the general manager), which are not "extraordinary transactions" (which are transactions not in the company's ordinary course of business, not at market terms or those that may materially affect the company's profitability, assets or liabilities), require the approval of the board of directors, unless another manner of approval is provided by the articles. Accordingly, to provide the Company's Chief Executive Officer flexibility in hiring officers, Article 26.3 of the proposed Articles authorizes the Company's general manager (Chief Executive Officer) to appoint the officers of the Company and to determine the terms of their employment long as the Board does not do so.

Distribution of Dividend

Under the Companies Law, dividends may be paid only out of accumulated earnings or net earnings for the two years preceding the distribution of the dividends, as calculated under the Companies Law. In any distribution of dividends, the board of directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent the company from meeting its existing and foreseeable obligations as they become due.

Generally, pursuant to the Companies Law, the decision to distribute dividends and the amount to be distributed is made by the board of directors. While the 1999 Articles provide that the Board has the authority to determine the amount and time for payment of interim dividends and shareholders have the authority to approve final dividends at the General Meeting, Article 30.2.1 of the proposed Articles provides that the Board will have sole authority to approve both interim and final dividends.

Exemption, Indemnity and Insurance

Article 109 of the 1999 Articles was replaced in its entirety by Articles 32-35 of the proposed Articles to adjust to the changes in the provisions governing limitations on directors' and officers' liability under the Companies Law.

Mergers

The Companies Law provides for mergers between Israeli companies if each party to the transaction obtains the approval of its board of directors and holder of a majority of its voting shares. However, with regard to companies that were incorporated prior to the effective date of the Companies Law, such as the Company, the Companies Law provides that unless and until their articles specifically provide otherwise, their articles will be deemed to include a provision requiring the affirmative vote of 75% of the present and voting shareholders, for approval of the merger. Hence, Article 36 of the proposed Articles provides that the majority required for approval of a merger by the general meeting is ordinary majority.

In addition, it is proposed to replace Section 2 of the Company's Memorandum, which describes the objects of the Company and contains a detailed list of such objects with the following general provision:

"2. Objects of the Company
The Company shall engage in any lawful business."

Proposal

Shareholders are being asked to amend the Articles and replace them with the set of Articles in the form presented on the Company's web site, www.optibase.co.il. and to replace section 2 of the Company's memorandum with respect to the objects of the Company.

It is proposed that the following resolution be adopted at the Special Meeting:

"RESOLVED, that the Company's Articles be amended and replaced with the Articles in the form presented on the Company's web site, www.optibase.co.il. and section 2 of the Company's Memorandum be replaced with the following general provision

"2. Objects of the Company
The Company shall engage in any legal business"."

Board Recommendation

The Board recommends a vote "FOR" adoption of this resolution.

PROPOSAL TWO
ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, two members of a board of directors of a public company must be "External Directors". Such directors are appointed by the shareholders at a General Meeting to serve for a term of three years. Mr. Eli Ayalon and Mr. Yair Seroussi who have served as External Directors in the Company, have recently resigned, and hence the need to elect new External Directors.

The shareholders are being asked to appoint Mr. Eddy Shalev and Mr. Haim Labensky as External Directors. The information below relating to the nominees for election as "External Directors" has been furnished to the Company by the respective individuals.

Nominees for Election as External Directors

Eddy Shalev

Mr. Shalev, 54, is the Managing General Partner of Genesis Partners, a leading Israeli Venture Capital Fund. Since 1992, Mr. Shalev has participated in many private equity investments in emerging growth and technology companies. Mr. Shalev was an investor in many recognized technology companies in Israel over the past 8 years, including, Paradigm Geophysical, Nicecom, Orbot Instruments, Scorpio, Fundtech, Orckit Communications, AudioCodes, and VCon. Mr. Shalev co-founded Mofet Israel Technology Fund in 1992. Mr. Shalev holds an M.Sc. degree in Information System since 1979, and a B.A. degree in Statistics since 1974, from Tel Aviv University.

Haim Labensky

Mr. Labensky, 54, worked between the years 1977-1999 in Bank Hapoalim Head Office in the following positions: Senior securities advisor, Manager of Foreign Securities Section, First Vice President - Deputy Manager of Securities Department. Mr. Labensky was in charge of foreign securities activities of Bank Hapoalim, which included: Advisory services, Trading, Research and I.P.O. coordination with major global Investment houses. Since 1999 Mr. Labensky is involved with private businesses.

Mr. Labensky holds a B. Sc. degree in Civil Engineering from Aston University U.K. since 1972, a Dp. B.A degree in Business Administration from Manchester Business School U.K since 1973 and an M. Sc. degree in Engineering Management from Leeds University U.K. since 1975.

Proposal

It is proposed that the following resolution be adopted at the Special Meeting:

"RESOLVED, that each of Mr. Eddy Shalev and Mr. Haim Labensky be appointed as an External Director of the Company."

Board Recommendation

The Board recommends that the shareholders vote "FOR" the adoption of this resolution.

PROPOSAL THREE

APPROVAL OF THE TERMINATION AGREEMENT BETWEEN MR. RAN EISENBERG AND THE COMPANY

Background

Under the Companies Law, the payment of compensation to a director of a company, whether in his or her capacity as director or otherwise, requires shareholders approval. Mr. Ran Eisenberg, who has served as the Chief Executive Officer and Chairman of the Board of the Company, tendered his resignation, from both offices, on August 30, 2001 (the "Resignation Date"). In his seven years as Chief Executive Officer, the Company has built a foundation on which the Company has established its strong position in the market of providers of products for the delivery of digital media.

The Company and Mr. Eisenberg agreed on the acceleration of all Mr. Eisenberg's unvested options of the Company (up to 178,182 options) (the "Options"). The exercise period for such options will be extended to two years and four months following the Resignation Date. It has been also agreed that Mr. Eisenberg would continue to be involved with the Company, by providing the Company with certain consulting services (the "Consulting Agreement").

and

According to the Consulting Agreement Mr. Eisenberg shall continue to provide advisory services to the Board on an as-needed basis (the "Services"). The Services will be provided for one (1) year period, unless terminated earlier by the Company for cause as defined in the Consulting Agreement, including inter alia, breach of any material terms, willful misconduct or commitment of a felony against the Company. In consideration of the Services, the Company shall pay Mr. Eisenberg an aggregate amount of 170,000 USD + VAT together with reimbursement of expenses.

The Termination Agreement and the Consulting Agreement is presented on the Company's web site, www.optibase.co.il.. Such agreements have already been approved by the Audit Committee of the Company and the Board.

Proposal

The shareholders are being asked to approve the termination and consulting agreements between Mr. Eisenberg and the Company, as presented on the Company's web site, www.optibase.co.il..

It is proposed that the following resolution be adopted at the Special Meeting:

"RESOLVED, to approve the termination agreement and the consulting agreement between the Company and Mr. Ran Eisenberg, as presented on the Company's web site, www.optibase.co.il."

Board Recommendation

The Board recommends that the shareholders vote "FOR" the adoption of this resolution.

OTHER BUSINESS

Other than as set forth above, the Board knows of no business to be transacted at the Special Meeting, but, if any other matters are properly presented at the Special Meeting, persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Tom Wyler
Chairman of the Board
Dated: December 28, 2001.

SPECIAL MEETING OF SHAREHOLDERS OF

OPTIBASE LTD.

January 31st, 2002

PROXY VOTING INSTRUCTIONS

TO VOTE BY MAIL

Please date, sign and mail your proxy card in the envelope provided as soon as possible[1].

TO VOTE BY TELEPHONE (TOUCH-TONE PHONE ONLY)

Please call toll-free 1-800-PROXIES and follow the instruction. Have your control number and the proxy card available when you call.

TO VOTE BY INTERNET

and follow the on-screen www.voteproxy.comPlease access the web page as instructions.
Have your control number available when you access the web page.

YOUR CONTROL NUMBER IS ➡

	For	Against	Abstain	Shareholder's "personal interest" in the resolution	
				Yes	No
Proposal 1: The Company's Articles be amended and replaced with the Articles in the form presented on the Company's web site, and the Company's www.optibase.co.il. Memorandum be amended to replace the section with respect to the Company's objects.[2]					
Proposal 2: Each of Mr. Eddy Shalev and Mr. Haim Labensky be appointed as an External Director.					
Proposal 3: to approve the termination agreement and the consulting agreement between the Company and Mr. Ran Eisenberg in the form presented on the Company's web site, " "www.optibase.co.il.					

OPTIBASE LTD.

7 SHENKAR ST., HARZELIA, ISRAEL

SPECIAL MEETING OF SHAREHOLDERS – JANUARY 31, 2002

[1] Please note that the proxy card must be deposited at the offices of the American Stock Transfer & Trust Company, at least 48 (forty-eight) hours before 10:00 A.M 31st of January, 2002.

[2] If you have personal interest in the resolution please mark X in the appropriate place, if you do not have personal interest in the resolution please mark X in the appropriate place. For the definition of "personal interest", please see the proxy statement. Please note that if you do l not notify the Company whether or not you have a personal interest in the resolution, or if you do not vote on this proposal, your vote in respect to this proposal will not count.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF OPTIBASE LTD. (THE "COMPANY")

The undersigned hereby appoints Tom Wyler and/or Mr. Arthur Mayer Sommer, and their designee(s), with full power of substitution, to act as attorney and proxy of the undersigned, to vote all of the ordinary shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders (the "Meeting"), to be held at the offices of the Company at 7 Shenkar St., Israel on January 31, 2002 at 10:00 A.M, local time, and at any and all adjournments or postponements of the Meeting, with all of the powers which the undersigned would possess if personally present, upon and in respect of the following proposal and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

The signed proxy will be voted as directed, but if no instructions are specified, this signed proxy will be voted for the proposal (except with respect to Proposal 1 for which no vote will be cast). If any other business is presented at such meeting, this signed proxy will be voted by the person named in this proxy in his best judgment. At the present time, the board of directors knows of no other business to be presented at the meeting.

(Continued and to be signed on reverse side.)